FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors

November 14, 2013

PRISA

Quarterly Results
3Q 2013

November 14th, 2013

PRISA

January – September 2013 Results

PRISA REACHED AN EBITDA OF 227.77 MILLION EUROS IN THE FIRST NINE MONTHS OF 2013 (-43.5%)

Growth in revenues from Latam despite negative FX impact. Better performance of advertising in Spain and Portugal. The revenue increase in Pay TV on the back of the new commercialisation model does not compensate the higher football rights costs. Strong efforts in cost control continue

Latam represents 26.1% of the Group's revenues and 58.1% of the Group's EBITDA

- **Advertising in Spain and Portugal shows a clear improvement in the third quarter standalone, with a 2.9% growth,** compared to the 12.3% fall of the second and the fall of 14.7% in the first quarters. The improvement takes place in all media divisions: Press, Radio and Media Capital.

- **Santillana increases its revenues by 3.9% at constant currency** (-3.3% in Euros). In the first nine months of 2013 the education business has been negatively impacted by the FX evolution and by lower sales in Spain (where 2013 is a low year in its education cycle). The investment effort in Digital Education Systems continues.

- **The Pay TV business** increases its revenues by 11.6% but its recurring EBITDA falls by 84.6%, mainly due to the new football rights exploitation model.
  The beginning of the new football season has had a positive reflection in the DTH subscriber evolution. DTH subs have reached 7,818 and 15,087 positive net adds in August and September respectively. The third quarter of 2013 is the first quarter with positive net adds since 1Q 2012. Canal+ continues to improve its market share (to 43.8% in the third quarter of the year, according to internal estimates).
  Satellite **subscribers ARPU** stood at 42.5 Euros on average (+0.5 Euros compared to 9M 2012). **YOMVI subscribers reach a penetration of 25.3%** of Satellite subscribers (compared to 13.2% at September 2012), with **2.61 million monthly downloads** (0.97 million as of September 2012).

- **Digital advertising revenues grow by 7.1% compared to a market fall of 4.5%.** We highlight Press (+8.0%) where they accounted for 24% of total advertising revenues for this division. As of September 2013, total number of unique browsers of the Group's web pages reached 82.5 million (+17%) where we highlight the growth in Elpais.com (+16%), international radio (+27%) and As.com (+28%).

- **The company maintains its strong cost control effort.** Total expenses excluding amortization and provisions, and adjusted by redundancies and the impact of the new agreement on football rights fall by 4.1% (Spain -7.7% and international +1.9%) in the first nine months of 2013. We **highlight the reduction of 7.4% in staff costs** (Spain -9.6% and International -3.5%)

- **Call of General Extraordinary Shareholders** Meeting for December 10th 2013 to approve the issue of warrants, derived from the Group debt refinancing process currently taking place.
  The **main characteristics** of the refinancing, include: increase of maturities, an additional financing line, an average total cost of Euribor+342bps (in cash and PIK), a structuring commission, availability of time to reduce debt through the sale of non-strategic assets, leverage of other assets and several corporate transactions, during a period of three years and the possibility to purchase debt at a discount with the proceeds obtained.
  Net financial debt stands at 3,241.60 million Euros.

9M 2013 Highlights:

- Advertising revenues in the first nine months of the year reach 377.95 million Euros, implying a 5.9% fall compared to the first nine months of 2012, and account for 18.8% of total Group revenues (20% in the first nine months of 2012). In the **third quarter standalone, the evolution of advertising revenues shows an important improvement compared to previous quarters (+2.2%** compared to -8.4% in the 2Q and -10.4% in the 1Q of 2013).
  - In **Spain**, advertising revenues diminished by 7.9% in the first nine months of the year. In the third quarter standalone Spanish advertising revenues have grown by 5.2%, which implies an important improvement compared to previous quarters (-9.6% in 2T 2013 and -15.7% in 1Q 2013)
  - **Growth in Latin American advertising of +3.5%** (27.2% of the Group's advertising revenues).

- Education: Revenues (562.9 million Euros) fall by 3.3% on the back of the negative FX impact. At constant currency they grow by 3.9%.
  - **Latin America** shows flat revenues (+10.2% at constant currency). We highlight the growth of Colombia (+49%), Mexico (+3.3%), Ecuador (+12.1%) and Argentina (+10.7%). In Brazil (+1.9%) FX has a very negative impact (at constant currency, revenues increase by 17.3%).
  - **Spain sees its revenues fall by 11.6%** on the back of a 13.1% fall in its education revenues, as 2013 is a year with little new materials. General Publishing shows a positive performance in its revenues, which grow by 3.8%).

  Adjusted EBITDA reaches 153.3 million Euros, a 16.6% fall, given the important investment effort in Digital Education Systems.

- Pay TV revenues reached 869.0 million Euros and recurring EBITDA 25.2 million Euros.
  - **Net adds in satellite subscribers** show in the third quarter of the year a very positive performance given the good beginning of the new football season, with net adds of 1,835 in the quarter (7,818 and 15,087 net adds in August and September, respectively). Net adds decrease in the first nine months of the year by 86,284, although Canal+ increases its market share.
  - **Net adds in subscribers from other operators of Canal+1 (including OTT)** grew by 2,872.
  - **Satellite ARPU stood at 41.5 Euros** on average in the 3Q of the year (42.0 in 2012)
  - **iPlus subscribers reached 37.5% or 612,887** (34,901 more than at September 2012)
  - **414 thousand satellite subscribers are also subscribers of YOMVI, a 25.3% penetration**

- Media Capital: Revenues (129.5 million Euros) fell by 2.0% impacted by the 11.4% fall in advertisement (although the third quarter standalone shows improvement). Recurring EBITDA (24.1 million Euros) fell by 2.6%, thanks to its development strategy and to the important effort in cost control. TVI maintains the leadership in Prime time with a daily average audience share of 28.9% in the first nine months of 2013.

- Radio: Revenues (253.3 million Euros) fell by 5.0% versus the first nine months of 2012, given mainly **the lower advertising in Spain** (-12.6%). **Improvement of Latin America advertising** (+4.4%) with a strong performance in Colombia (+6.5%), Chile (+3.5%) and Mexico (+10.6%).

- Press: Press revenues (200.1 million Euros) fell by 16.4% compared to 9M 2012. This is explained by the weakness in advertising (-12.6%) which has shown an important improvement in the third quarter standalone (+6.2% compared to -16.3% and -20.8% of the second and first quarters respectively), and the lower circulation numbers (down by -16.6%). Recurring EBITDA reached 12.6 million Euros (+8.4%).

- Digital Area: Digital advertising showed a growth of 7.1% in the first nine months of 2013 compared to a market fall of 4.5%. The digital area received a monthly average number of daily browsers of 82.5 million as of September 2013, which **represents a growth of 17%** thanks to the **strong growth in Prisa Televisión, El País sites and AS.com, as well as International Radio.**

- Total expenses, excluding the negative impact of the increased Football rights have been reduced by 4.1% (Spain -7.7%, international +1.9%). Staff costs have fallen by 7.4% and Purchases have fallen by 6.1%.

- Refinancing process: Last November 8th the call for an extraordinary General Shareholders Meeting (EGM) for December 10th, to approve the issue of PRISA warrants, which is one of the obligations derived from the Group debt refinancing process currently taking place.

The objective is for the approval of the refinancing to take place before the celebration of the EGM. The formalization and execution of the refinancing will take place immediately after the EGM.
The process is still subject to risks given its complexity and the closing of the contracts, the documentation, the signing and the coming into effect will require still several weeks.

Consolidated Results

The comparison of the results of the first nine months of 2013 and 2012 is affected by **extraordinary items recorded under both revenues and expenses** and which mainly correspond to: a) the registry criteria of the sponsorship of certain events and the re-invoicing of several football rights costs (although both adjustments have no impact at EBITDA level), b) the redundancy expenses on the back of the personnel restructuring; c) the writedowns registered in 1H; d) the resolution of certain legal disputes which impact taxes; e) the 54.37 million Euro provision for the ONO agreement. (see notes on following pages).

Additionally, in 2012, an adjustment was made for the consolidation of Dédalo as from April; this adjustment has not been made in 2013 as it is no longer considered an extraordinary event.

To conduct a homogeneous comparison, we are presenting a profit and loss account adjusting these extraordinary items.

€ Million	JANUARY - SEPTEMBER			JULY - SEPTEMBER		
	2013	2012	Chg.%	2013	2012	Chg.%
Operating Revenues	**2.011,22**	**1.997,54**	**0,7**	**682,53**	**719,95**	**(5,2)**
Operating Revenues excluding Canal+	*1.142,22*	*1.218,54*	*(6,3)*	*406,81*	*439,74*	*(7,5)*
EBITDA	**227,77**	**403,29**	**(43,5)**	**94,87**	**194,21**	**(51,2)**
EBITDA excluding Canal+	*205,06*	*240,05*	*(14,6)*	*98,29*	*112,11*	*(12,3)*
EBIT	**(172,06)**	**155,80**	-	**20,20**	**107,44**	**(81,2)**
Net financial result	**(120,39)**	**(133,36)**	**9,7**	**(42,97)**	**(33,90)**	**(26,7)**
Interest on debt	(95,22)	(85,00)	(12,0)	(36,53)	(25,70)	(42,1)
Other financial results	(25,18)	(48,37)	47,9	(6,44)	(8,20)	21,4
Result from associates	**4,34**	**(4,85)**	**189,5**	**(2,98)**	**(4,22)**	**29,4**
Profit before tax	**(288,12)**	**17,59**	-	**(25,75)**	**69,32**	**(137,1)**
Income tax expense	(2,41)	(1,69)	**(43,0)**	(3,50)	(14,65)	76,1
Results from discontinued activities	(0,07)	(2,30)	**97,1**	(0,05)	(0,97)	95,3
Minority interest	95,77	(45,05)	-	6,27	(24,01)	126,1
Net profit	**(194,82)**	**(31,45)**	-	**(23,03)**	**29,69**	**(177,6)**
EBITDA Margin	**11,3%**	**20,2%**		**13,9%**	**27,0%**	
EBIT Margin	**(8,6%)**	**7,8%**		**3,0%**	**14,9%**	
One-offs in operating revenues	**6,87**	**23,28**		**6,87**	**23,28**	
Advertising sponsorship adjustment*	6,87	1,20		6,87	1,20	
Football rights adjustment**		22,08			22,08	
One-offs in operating expenses*	**230,05**	**85,27**		**13,00**	**25,59**	
Redundancies	15,41	7,61		6,12	2,31	
Advertising sponsorship adjustment*	6,87	1,20		6,87	1,20	
Football rights adjustment**		22,08			22,08	
Goodwill impairment	207,77					
Provisions- ONO (Prisa TV)		54,37				
Adjusted Operating Revenues	**2.004,35**	**1.974,26**	**1,5**	**675,65**	**696,67**	**(3,0)**
Adjusted Operating Revenues excluding Canal+	*1.137,14*	*1.218,54*	*(6,7)*	*401,73*	*439,74*	*(8,6)*
Adjusted EBITDA	**243,18**	**410,91**	**(40,8)**	**100,99**	**196,52**	**(48,6)**
Adjusted EBITDA Margin	**12,1%**	**20,8%**		**14,9%**	**28,2%**	
Adjusted EBITDA excluding Canal+	*217,96*	*247,42*	*(11,9)*	*103,94*	*114,02*	*(8,8)*
Adjusted EBITDA Margin	*19,2%*	*20,3%*		*25,9%*	*25,9%*	
Adjusted EBIT	**51,12**	**217,79**	**(76,5)**	**26,32**	**109,75**	**(76,0)**
Adjusted EBIT Margin	**2,6%**	**11,0%**		**3,9%**	**15,8%**	
One-offs in income tax expense	**9,90**	**(1,24)**		**-**	**-**	
Adjusted Net Profit	**(57,79)**	**6,47**	**-**	**(18,74)**	**31,31**	**(159,9)**

** Revenues and expenses relative to the sponsorship of certain events. This adjustment does not impact EBITDA*

** Until December 2012, the re-invoicing to Mediapro of the cost of the rights of certain of DTS' football teams was registered as revenue. From December 2012 the re-invoicing and the expense were netted. In the above September accounts, the new accounting principle is applied. The adjustment has no impact at EBITDA.*

The new football exploitation model makes difficult the analysis of Total Group figures evolution and in order to see the underlying performance of the rest of the businesses, revenues and EBITDA are showed below **excluding Pay TV Business from the rest:**

€ Million	JANUARY - SEPTEMBER			JULY - SEPTEMBER		
	2013	2012	Chg.%	2013	2012	Chg.%
GROUP's Adjusted Revenues	**2.004,34**	**1.974,26**	**1,5**	675,65	696,67	(3,0)
GROUP excluding Canal+	**1.137,14**	**1.218,54**	**(6,7)**	406,80	446,74	(8,9)
Spain	480,73	563,03	(14,6)	197,12	227,84	(13,5)
International	656,41	655,51	0,1	209,67	218,91	(4,2)
a) Portugal	131,04	133,43	(1,8)	45,72	46,78	(2,3)
b) Latam	525,37	522,08	0,6	163,95	172,13	(4,7)
Canal+	**867,21**	**755,73**	**14,8**	268,9	249,93	7,6

€ Million	JANUARY - SEPTEMBER			JULY - SEPTEMBER		
	2013	2012	Chg.%	2013	2012	Chg.%
GROUP's Adjusted EBITDA	**243,18**	**410,91**	**(40,8)**	100,99	196,52	(48,6)
GROUP excluding Canal+	**217,96**	**247,42**	**(11,9)**	108,61	119,55	(9,1)
Spain	58,12	79,17	(26,6)	57,38	69,27	(17,2)
International	159,84	168,25	(5,0)	51,23	50,28	1,9
a) Portugal	26,12	27,00	(3,3)	10,14	11,92	(15,0)
b) Latam	133,72	141,25	(5,3)	41,10	38,36	7,1
Canal+	**25,23**	**163,49**	**(84,6)**	(7,6)	76,97	(109,9)

The Group's revenues remain flat in the first nine months of 2013 (+0.7%) on the back of the good performance of subscriber revenues from other platforms (+3.3x) and the good performance of advertising revenues in Latam (+3.5%) which compensate the weakness of the education revenues (-3.7%), of satellite subscribers (-3.2%), of advertising in Spain and Portugal (-9.0%, despite the strong performance of the third quarter standalone) and circulation (in Press). **We highlight, a lower fall in advertising revenues in Spain in the third quarter of the year standalone (+2.2%).**

Revenues and EBITDA by line of activity is as follows:

€ Million	JANUARY - SEPTEMBER			JULY - SEPTEMBER		
	2013	2012	Chg.%	2013	2012	Chg.%
Advertising	377,95	401,79	(5,9)	120,60	117,98	2,2
Books and training	551,06	572,27	(3,7)	208,12	243,05	(14,4)
Newspapers and magazine sales	93,82	112,72	(16,8)	30,51	36,72	(16,9)
Subscriber revenues	651,51	673,29	(3,2)	206,79	220,50	(6,2)
Subscriber revenues from other platforms	174,26	40,36	-	57,05	24,85	129,6
Audiovisual production revenues	18,83	42,49	(55,7)	6,73	28,15	(76,1)
Other revenues	143,79	154,62	(7,0)	52,72	48,70	8,2
Total operating revenues	**2.011,22**	**1.997,54**	**0,7**	**682,53**	**719,95**	**(5,2)**
Efectos extraordinarios en ingresos	**6,87**	**23,28**		**6,87**	**23,28**	
Advertising sponsorship adjustment	6,87	1,20		6,87	1,20	
Football rights adjustment		22,08			22,08	
Total ingresos de explotación ajustados	**2.004,35**	**1.974,26**	**1,5**	**675,65**	**696,67**	**(3,0)**

The company maintained during the first nine months of 2013 its strict cost control policy given the weakness of the macro-economic environment. Operating expenses including amortizations and provisions, reached 2,183.28 million Euros (+18.5%). Excluding amortizations and provisions, costs grew by 11.9%, mainly on the back of the extraordinary elements and the new football exploitation agreement.

Adjusted by non-recurring items, operating expenses grew by 11.2% in the first nine months of 2013, 12.7% excluding Amortization and Provisions, with the highest increase coming from the impact of the football rights.

The detail is as follows:

€ Million	JANUARY - SEPTEMBER			JULY - SEPTEMBER		
	2013	2012	Chg.%	2013	2012	Chg.%
Purchases	639,70	632,14	32,8	281,18	205,94	36,5
Outside services	549,11	543,32	1,1	179,53	180,54	(0,6)
Staff costs	393,85	418,36	(5,9)	126,26	139,28	(9,3)
Other operating expenses	0,79	0,43	82,0	0,69	(0,02)	-
Amortization and depreciation	399,83	247,49	61,6	74,67	86,77	(13,9)
Total operating expenses	**2.183,28**	**1.841,74**	**18,5**	**662,33**	**612,52**	**8,1**
One-offs in operating expenses	**230,05**	**85,27**		**13,00**	**25,59**	
Redundancies	15,41	7,61		6,12	2,31	
Advertising sponsorship adjustment	6,87	1,20		6,87	1,20	
Football rights adjustment		22,08			22,08	
Goodwill impairment (Amortization and depreciation)	207,77					
ONO- Prisa TV (provisions)		54,37				
Total adjusted operating expenses	**1.953,23**	**1.756,47**	**11,2**	**649,33**	**586,93**	**10,6**
Staff costs	380,39	410,75	(7,4)	122,09	136,97	(10,9)
Amortization and depreciation	192,07	193,12	(0,5)	74,67	86,77	(13,9)

Adjusted by the impact of football rights, adjusted Operating Expenses excluding amortizations and provisions would have fallen by 4.1%, showing a 6.1% fall in purchases, a 7.4% fall in Staff Costs and a 0.3% fall in External Services.

The behaviour of operating expenses in Spain and internationally has been very different, as shown in the following table describing operating expenses adjusted by redundancies and the impact of football rights:

€ Million	JANUARY - SEPTEMBER			JULY - SEPTEMBER		
	2013	2012	Chg.%	2013	2012	Chg.%
Compras y Consumos	**337,71**	**359,76**	**(6,1)**	**110,50**	**107,60**	**2,7**
España	204,58	228,71	(10,5)	70,30	63,61	10,5
Internacional	133,13	131,05	1,6	40,20	43,99	(8,6)
Servicios Exteriores	**540,29**	**542,12**	**(0,3)**	**170,71**	**179,35**	**(4,8)**
España	322,34	336,81	(4,3)	96,53	102,19	(5,5)
Internacional	217,94	205,31	6,2	74,18	77,16	(3,9)
Gastos de Personal Ajustados	**380,39**	**410,75**	**(7,4)**	**122,09**	**136,98**	**(10,9)**
España	234,90	259,94	(9,6)	75,32	86,13	(12,5)
Internacional	145,48	150,81	(3,5)	46,77	50,85	(8,0)
Pérdidas de Enajenación	**0,79**	**0,43**	**82,0**	**0,69**	**(0,02)**	**-**
Gastos de Explotación Ajustados	**1.259,17**	**1.313,05**	**(4,1)**	**403,98**	**423,90**	**(4,7)**
España	762,61	825,79	(7,7)	242,82	251,80	(3,6)
Internacional	496,57	487,26	1,9	161,16	172,10	(6,4)

** Excluyendo amortizaciones y provisiones, indemnizaciones y el impacto del fútbol*

Reported EBITDA reached 227.77 million Euros in the first nine months of 2013 (a 43.5% fall compared to the first nine months of 2012). Adjusted by extraordinaries, **EBITDA would have fallen by 40.8% in the period to 243.18 million Euros, with a reduction in margins (from 20.8% to 12.1%).** The reduction in EBITDA is mainly due to lower advertising and circulation revenues, to the higher football rights costs, to the

negative currency exchange impact and the investments to transform Santillana's business model (Digital Education Systems).

The extraordinary items impacting the consolidated accounts of Grupo PRISA correspond to:

a) Redundancy Expenses: 15.41 million Euros in the first nine months of 2013, compared to the 7.61 million Euros of the same period in 2012.

b) In the first nine months of 2013, there has been a change in the consolidation perimeter:

- **Dédalo**: In the first quarter of 2012, Dédalo was integrated through equity consolidation, until March 31st. Since April 1st 2012, it is integrated through Global consolidation at Group Level. In the first quarter of 2013, Dédalo is included in the Press division, which is continued in the second and third quarters of the year.
- **Distribution**: in 2012, Distribution was included in the Press Division, but in the first quarter of 2013, it is included as Discontinued Operations, also in the Press Division. In September 2013 the Distribution division has been sold.

c) Extraordinary provision from the ONO agreement of 54.37 million Euros, which was registered in 2012, and ended the lawsuits that PRISA had with the company, and which correspond to the amount not recovered (50%) of the payments made by the Group to ONO during 2009, 2010 and 2011.

d) Pay TV good will impairment of Euro 207.77 million. During the first half of 2013 a goodwill impairment was registered given that the main performance indicators of the audiovisual business had continued to be impacted by the weakness of the macroeconomic environment, the decline of consumption and the VAT increase from 8% to 21%, which had a negative impact in the evolution of subscribers. As a consequence, the timeframe needed to absorb the incremental costs associated to the new football exploitation model will be longer than initially contemplated in the company business plan.

e) Taxes. There is no change in the Income Tax adjustments from 1H 2013. In the first half of 2013 the Supreme Court resolved the appeals relating to income tax for the years 2000 and 1999, partially upholding the Group's claims. It has been registered a provision for tax issues amounting to 4.8 and 3.4 million euros respectively. Additionally 1.7 million have been registered relating to year 2002 corporate income tax.

Financial results have fallen by 12.97 million Euros (-9.7%), on the back of the increase of **"Interest on debt"** (by 12% or 10.22 million Euros) and the decrease of **"Other Financial Expenses"** (of 23.19 million Euros or a 47.9%) mainly because of the liabilities update expenses, and the major differences appear in FX changes.

Equity consolidated results include the estimate of the 17.336% net result of Mediaset España, as well as the results of Le Monde and others. In Septmeber V-me has been sold, following an agreement previously signed.

Earnings attributable to minority interests are explained by DLJ's 25% share in Santillana, the 44% minority interest in Canal+ and the 26.51% minority interests in the Radio business.

Refinancing process
Step 1: The Group presented last **June 14th** an initial proposal to its creditor entities which counts with the support of banks representing 72.9% of total debt and includes an additional liquidity line of 80 million Euros.

Step 2: Following the initial proposal, last **October 10th**, PRISA announced that it has reached an agreement with the majority of the institutional investors that acquired debt in the secondary market (which hold 11% of the Group's debt) as well as with the Group's main financing banks (which represent 73% of the Group's debt). This agreement contains certain amendments to the original refinancing proposal of the company. By virtue of these agreements, the new refinancing plan counts already with the support of 84% of the Group's creditors.

Pursuant to this agreement and subject to conditions precedent usual for these types of transactions, the said institutional investors have agreed to provide an additional credit facility to the Company to cover for the medium term financing needs of the Group.

The institutional investors party to the agreement and the company have entered into a lock-up agreement pursuant to which they undertake all necessary steps to achieve the full implementation of the agreement.

Step 3: Last **November 8th**, PRISA called an extraordinary general shareholders meeting for December 10th 2013 in which the Company will present for approval the issue of warrants which is one of the obligations arising from the process of refinancing the group's debt currently taking place.

The main details of the refinancing are as follows:
1. Greater financial flexibility, essentially provided by:
- Increase of financial debt maturity ranging between 5 to 6 years.
- An additional credit line of some €350 million.
- Estimated average total cost of Euribor + 342 bps (part in cash & part PIK)
- Existence of an Structuring and Underwriting fee
- Time to make inroads into the Company's debt by selling off non-strategic assets, leveraging other assets and several other corporate actions, during a period of 3 years. Right to use part of the proceeds deriving from these transactions to reduce debt through repurchase of debt at discount.

2. Flexibility of the new contractual agreements allowing, among other improvements, use of the legal mechanisms for adopting decisions and contractual modifications by majorities, thereby eliminating the risk of negotiation processes requiring unanimous consent.

3. Setting of a sustainable level of debt for strategic assets.

The goal is for the **refinancing to be approved before the general meeting**. These would therefore be formally arranged and executed immediately after the meeting.

Risks remain because of the complexity of the process and a few weeks will be required for the relevant agreements and documents to be finalised and signed and for these to take effect.

The objectives of the refinancing are:
- Ensure additional liquidity for the Group,
- Extend debt maturities to align it with the expected evolution of the Group's businesses,
- Gain financial flexibility, and
- Maximise recoverability for the creditor banks.

In summary, to achieve a **mid-term sustainable capital structure for the Group.**

Audiovisual

	JANUARY - SEPTEMBER			JULY-SEPTEMBER		
AUDIOVISUAL*	2013	2012	% Chg.	2013	2012	% Chg.
Revenues	**1.008,10**	**916,99**	**9,9%**	**324,35**	**322,99**	**0,4%**
Canal+*	869,00	779,01	11,6%	275,72	278,61	(1,0%)
Media Capital	129,52	132,13	(2,0%)	42,16	41,22	2,3%
Consolidation adjustments and other	9,58	5,85	63,7%	6,47	3,16	104,6%
EBITDA	**56,35**	**196,36**	**(71,3%)**	**8,82**	**92,99**	**(90,5%)**
% margin	**5,6%**	**21,4%**		**2,7%**	**28,8%**	
Canal+*	22,71	163,25	(86,1%)	(3,4)	80,50	(104,3%)
% margin	2,6%	21,0%		-1,2%	28,9%	
Media Capital	22,72	23,90	(5,0%)	5,99	7,21	(16,9%)
% margin	17,5%	18,1%		14,2%	17,5%	
Consolidation adjustments and other	10,92	9,21	18,6%	6,26	5,28	18,5%
EBIT	**(23,97)**	**58,90**	**(140,7%)**	**(16,42)**	**64,98**	**(125,3%)**
% margin	**(2,4%)**	**6,4%**		**(5,1%)**	**20,1%**	
Canal+*	(49,19)	91,42	(153,8%)	(26,05)	56,34	(146,2%)
% margin	(5,7%)	11,7%		(9,4%)	20,2%	
Media Capital	15,39	15,05	2,3%	3,71	4,16	(10,9%)
% margin	11,9%	11,4%		8,8%	10,1%	
Consolidation adjustments and other	9,83	(47,57)	120,7%	5,93	4,47	32,4%
One-offs in operating revenues	**1,80**	**23,28**		**1,80**	**23,28**	
Advertising sponsorship adjustment	1,80	1,20		1,80	1,20	
Football rights adjustment	-	22,08		-	22,08	
One- offs in operating expenses	**5,66**	**78,69**		**2,67**	**23,97**	
Redundancies	3,86	1,04		0,87	0,69	
*Canal+**	*2,52*	*0,24*		*0,47*	*0,39*	
Media Capital	*1,35*	*0,81*		*0,41*	*0,29*	
ONO (Prisa TV)		54,37				
Advertising sponsorship adjustment	1,80	1,20		1,80	1,20	
Football rights adjustment		22,08			22,08	
Adjusted revenues	**1.006,30**	**893,71**	**12,6%**	**324,35**	**299,71**	**8,2%**
Canal+	867,21	755,73	14,8%	275,72	255,33	8,0%
Media Capital	129,52	132,13	(2,0%)	42,16	41,22	2,3%
Consolidation adjustments and other	9,58	5,85	63,7%	6,468	3,16	
Adjusted EBITDA	**60,22**	**197,40**	**(69,5%)**	**9,70**	**93,68**	**(89,6%)**
% adjusted margin	6,0%	22,1%		3,0%	31,3%	
Canal+*	25,23	163,49	(84,6%)	(3,0)	80,89	(103,7%)
% margin	2,9%	21,6%		-1,1%	31,7%	
Media Capital	24,06	24,71	(2,6%)	6,40	7,51	(14,8%)
% margin	18,6%	18,7%		15,2%	18,2%	
Consolidation adjustments and other	10,92	9,21	18,6%	6,26	5,28	18,5%
Adjusted EBIT	**(18,3)**	**114,31**	**(116,0%)**	**(13,8)**	**65,67**	**(120,9%)**
% adjusted margin	-1,8%	12,8%		(4,2%)	21,9%	
Canal+*	(46,7)	91,66	(150,9%)	(25,6)	56,74	(145,1%)
% margin	-5,4%	12,1%		(9,3%)	22,2%	
Media Capital	16,74	15,86	5,6%	4,11	4,45	(7,7%)
% margin	12,9%	12,0%		9,8%	10,8%	
Consolidation adjustments and other	11,63	6,80	71,0%	5,93	4,47	32,4%

** Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.*

In Canal+, revenues grew by 11.6% during the first nine months of 2013. This is explained mainly by a combination of growth in subscriber revenues from other platforms (which have grown by 3x thanks to football rights multi-distribution agreement) and higher advertising revenues (+50%) which is compensated by a lower satellite subscriber revenues (-3.2%).

Canal + maintains its leadership in the market according to the latest data published by the CMT, with a market share of 43.6% of average number of subscribers in the second quarter of 2013 (43.5% in the first half of the year 2012). According to internal estimates, the market share in number of subscribers of Canal + in the third quarter of 2013 is of 43.8%.

EBITDA reached 22.7 million Euros in the first nine months of 2013 or a fall of 86.1% compared to the same period of the previous year. Adjusted for the impact of non-recurring items, EBITDA reached 25.2 million Euros, a, 84.6% fall compared to 2012. This is mainly due to the increase in the football rights' cost.

Satellite subscribers fell during the first nine months of the year by 86,284, impacted by the weakness of the economic environment and domestic consumption. In the third quarter standalone, the number of subscribers increased by almost 2,000 compared to the second quarter of the year, showing the first positive quarter in net adds since 1Q 2012 on the back of a the strong beginning of the new football season. Net subscriber adds reached 7,818 and 15,087 in August and September 2013 respectively.

The evolution of satellite subscribers is as follows:

	Sep 2013	Dec 2012	Chg. Abs
Satélite (DTH)	1.633.527	1.719.811	(86.284)

Satellite ARPU in the first nine months of 2013 stood at 42.5 Euros on average, above the 42.0 Euros on average of the same period of 2012. **The growth in ARPU** was mainly due to the new sports content offer which started in September 2012. ARPU in the third quarter reached 41.5 Euros

The evolution of satellite ARPU by quarters is the following:

CANAL+ Satellite ARPU by quarters (Euros)


+0.70€
+1.19€
-0.52€
42,4
43,1
41,7
42,9
42,0
41,5
44,2
2012
2013
1Q
2Q
3Q
4Q

The number of subscribers with **iPlus** continued growing: as at September 2013 the number of subscribers with **iPlus** stood at 612,887 which implies a growth of 34,901 compared to September 2012, and a penetration of 37.5%

iPlus: Subscribers (thousands) and penetration


5%
6%
9%
14%
17%
21%
24%
26%
29%
30%
33%
34%
34%
36%
37%
38%
100
110
169
246
305
369
416
460
503
530
574
578
587
602
607
613
2009
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13

Churn stood at 18.1%. During the first nine months of 2013, the average churn has been of 17.3%, slightly above the 13.8% on average of the first nine months of 2012. The economic crisis as well as the VAT increase (from 8% to 21%) are the main causes for those cancellations.

- **The evolution of subscribers from other platforms / OTT to Canal+1** is as follows:

	Sep 2013	Dec 2012	Chg. Abs
Other Platforms (*)	123.491	120.619	2.872

(*) Includes subscribers from agreements with telecom operators (wholesale) and OTT subscribers.

YOMVI, which as of September 2013 reached **436 thousand unique users**, of which 414 thousand are also satellite subscribers (25.3% penetration). This compares with the 227 thousand as of September 2012 (13.2% penetration). On the other hand, **the use that subscribers make of the platform has also considerably increased**. Content downloads have increased from 974 thousand to 1.81 million at December 2012, to 2.61 million as of September 2013.

Media Capital registered in the first nine months of the year revenues of 129.5 million Euros (-2.0%) and a recurring EBITDA of 24.1 million Euros (-2.6%) managing to partly compensate the weak economic environment and weak advertising market in Portugal, which are reflected in a fall of advertising revenues of 11.4% (despite the improvement in the third quarter standalone) and on the back of its strategy to develop additional revenues and a strict cost control.

Adjusted Operating Expenses, excluding Amortization and Provisions, decreased by 1.8% in the first nine months of the year.

TVI, leader in FTA television in Portugal in Prime Time, reached recurring revenues of 103.11 million Euros which implies a growth of +2.0% compared to the first nine months of 2012. This growth is a result of the weakness in advertising revenues (-13.9%, slightly above the fall of the FTA advertising market in Portugal, which has reached -12.6%, according to internal estimates). EBITDA adjusted by non-recurring items, grow to a 14.2%.

TVI maintained its leadership in Prime time during the first nine months of 2013, registering an audience share of 28.9%.

Education

EDUCATION- PUBLISHING	JANUARY - SEPTEMBER			JULY-SEPTEMBER		
	2013	2012	% Chg.	2013	2012	% Chg.
Revenues	**562,86**	**581,84**	**(3,3%)**	**212,50**	**246,53**	**(13,8%)**
Spain	145,85	164,35	(11,3%)	85,37	109,60	(22,1%)
International	417,01	417,49	(0,1%)	127,13	136,93	(7,2%)
Brazil	*115,48*	*113,32*	*1,9%*	*20,65*	*19,81*	*4,3%*
Mexico	*96,70*	*93,62*	*3,3%*	*41,29*	*45,74*	*(9,7%)*
Colombia	*16,89*	*11,33*	*49,0%*	*5,40*	*3,30*	*63,6%*
Other	*187,94*	*199,22*	*(5,7%)*	*59,79*	*68,09*	*(12,2%)*
EBITDA	**151,56**	**182,01**	**(16,7%)**	**79,39**	**99,10**	**(19,9%)**
% margin	26,9%	31,3%		37,4%	40,2%	
EBIT	**73,37**	**106,07**	**(30,8%)**	**39,84**	**52,79**	**(24,5%)**
% margin	13,0%	18,2%		18,7%	21,4%	
One-offs in operating expenses	**1,70**	**1,79**		**0,80**	**0,27**	
Redundancies	1,70	1,79		0,80	0,27	
Adjusted EBITDA	**153,27**	**183,80**	**(16,6%)**	**80,19**	**99,37**	**(19,3%)**
% adjusted margin	27,2%	31,6%		37,7%	40,3%	
Adjusted EBIT	**75,07**	**107,86**	**(30,4%)**	**40,64**	**53,06**	**(23,4%)**
% adjusted margin	13,3%	18,5%		19,1%	21,5%	

Education revenues reached 562.86 million Euros in the first nine months of 2013; a 3.3% fall versus the first nine months of 2012 **(+3.9% at constant currency)** and Ebitda reached 151.56 million Euros (-16.7%, or -10.9% at constant currency). Recurring EBITDA reached 153.27 million Euros (-16.6%) with a fall in margins from 31.6% to 27.2%, mainly on the back of expenses for the development of Digital Education Systems.

As for the **international contribution**, we would highlight:

- **Colombia** (+49%, with strong growth in Digital Learning Systems, mainly Compartir),
- **Mexico** (+3.3%, also with strong growth of Digital Learning Systems)
- **Argentina** (+10.7%, on the back of strong regular and institutional sales)
- **Ecuador** (+12.1%) with a positive performance of regular sales
- **Peru** (-30.4% on the back of the extraordinarily strong secondary institutional sale in 2012),
- **Venezuela** (+3.6% with a temporary positive impact given an advance of the education campaign which usually takes place in the fourth quarter of the year).
- **Brazil** (+1.9%) we highlight the negative FX impact and the fact that part of the regular sale took place in 2012. The FX impact was negative in Revenues (at constant currency, Revenues in Brazil would have **grown by 17.3% instead of by 1.9%**) and in EBITDA (in constant currency EBITDA would have fallen by 29.0% instead of by 46.0%).

Spain (-11.3%) saw its traditional education revenues fall by 13.1% in a year with no novelties in the education campaign. General Publishing revenues show a positive performance with a growth of 3.8%.

The geographical split of revenues in the Education division has been as follows:

January – September 2013


Others 15%
Brazil 21%
Mexico 17%
Spain & Portugal 27%
Colombia 3%
Chile 5%
Argentina 7%
Peru 5%

January - September 2012


Others 15%
Brazil 19%
Mexico 16%
Spain & Portugal 29%
Colombia 2%
Chile 5%
Argentina 6%
Peru 7%

Radio

RADIO	JANUARY - SEPTEMBER 2013	JANUARY - SEPTEMBER 2012	JANUARY - SEPTEMBER % Chg.	JULY-SEPTEMBER 2013	JULY-SEPTEMBER 2012	JULY-SEPTEMBER % Chg.
Revenues	**235,29**	**247,73**	**(5,0%)**	**79,95**	**78,19**	**2,3%**
Advertising	*214,74*	*225,87*	*(4,9%)*	*73,04*	*71,95*	*1,5%*
Others	*20,55*	*21,86*	*(6,0%)*	*6,92*	*6,24*	*10,9%*
EBITDA	**27,49**	**40,39**	**(31,9%)**	**8,51**	**10,38**	**(18,0%)**
% margin	11,7%	16,3%		10,6%	13,3%	
EBIT	**13,97**	**26,60**	**(47,5%)**	**4,31**	**5,55**	**(22,2%)**
% margin	5,9%	10,7%		5,4%	7,1%	
One-offs in operating revenues	**1,90**			**1,90**		
Advertising sponsorship adjustment	1,90			1,90		
One-offs in operating expenses	**7,01**	**0,51**		**5,19**	**0,03**	
Redundancies	5,11	0,51		3,30	0,03	
Advertising sponsorship adjustment	1,90			1,90		
Adjusted Revenues	**233,39**	**247,73**	**(5,8%)**	**78,06**	**78,19**	**(0,2%)**
Adjusted EBITDA	**32,60**	**40,90**	**(20,3%)**	**11,81**	**10,41**	**13,4%**
% adjusted margin	13,9%	16,5%		14,8%	13,3%	
Adjusted EBIT	**19,08**	**27,11**	**(29,6%)**	**7,61**	**5,58**	**36,5%**
% adjusted margin	8,1%	10,9%		9,5%	7,1%	

In the first nine months of 2013 **revenues in Radio** reached 235.29 million Euros, which implies a fall 5.0% showing a new improvement in the 3Q of the year (-2.3% compared with the -5.2% fall of 2Q 2013 and the -12% fall of 1Q 2013).

This fall comes mainly on the back of **lower advertising revenues in Spain** (-12.6%) with strong falls both in national advertising (-14.6%) and local advertising (-12.2%), which were partly compensated with the growth of advertising revenues in Latam (+4.4%). We highlight the growth in Colombia (+6.5%), Chile (+3.5%) and Mexico (+10.6%).

The geographical contribution of the Radio division is as follows:

January – September 2013


Latam
46%
Spain
54%

January – September 2012


Latam
43%
Spain
57%

In the advertising revenues of the Radio division, a reclassification of 3.07 million Euros in revenues has taken place in 2013, and 2.04 million Euros in 2012, which correspond to event advertising, and was previously included in "Other Revenues" inside the Radio division. This change does not impact the results of the Radio business unit nor those of the Group.

EBITDA in Radio reached 27.49 million Euros in the first nine months of 2013, which implies a fall of 31.9%. Excluding the impact of extraordinaries, EBITDA would have fallen by 20.3% and reached 32.6 million Euros. We highlight the positive contribution to EBITDA of Radio in Latam of 31.18 million Euros (+6.6%). Radio Spain EBITDA is of 4.5 million Euros.

Press

PRESS	JANUARY - SEPTEMBER 2013	JANUARY - SEPTEMBER 2012	JANUARY - SEPTEMBER % Chg.	JULY-SEPTEMBER 2013	JULY-SEPTEMBER 2012	JULY-SEPTEMBER % Chg.
Revenues	**200,15**	**239,46**	**(16,4%)**	**63,65**	**70,44**	**(9,6%)**
Advertising	*75,79*	*86,72*	*(12,6%)*	*21,83*	*20,56*	*6,2%*
Circulation	*96,57*	*115,85*	*(16,6%)*	*31,41*	*37,82*	*(17,0%)*
Add-ons and others	*27,79*	*36,89*	*(24,7%)*	*10,41*	*12,05*	*(13,7%)*
EBITDA	**8,90**	**10,85**	**(18,0%)**	**0,14**	**(2,2)**	**106,4%**
% margin	4,4%	4,5%		0,2%	-3,1%	
EBIT	**(1,4)**	**0,26**	---	**(2,61)**	**(5,84)**	**55,4%**
% margin	(0,7%)	0,1%		(4,1%)	(8,3%)	
One-offs in operating revenues	**3,18**			**3,18**		
Advertising sponsorship adjustment	3,18			3,18		
One-offs in operating expenses	**6,88**	**0,77**		**4,29**	**0,38**	
Redundancies	3,70	0,77		1,11	0,38	
Advertising sponsorship adjustment	3,18			3,18		
Adjusted Revenues	**196,97**	**239,46**	**(17,7%)**	**60,47**	**70,44**	**(14,2%)**
Adjusted EBITDA	**12,60**	**11,62**	**8,4%**	**1,25**	**(1,8)**	**170,3%**
% adjusted margin	6,3%	4,9%		2,0%	-2,5%	
Adjusted EBIT	**2,26**	**1,04**	**117,7%**	**(1,5)**	**(5,5)**	**72,5%**
% adjusted margin	1,1%	0,4%		-2,4%	-7,8%	

The Press division reduced its revenues by 16.4% in the first 9 months of 2013, reaching 200.1 million Euros. This is due to the weakness of the written press advertising market in Spain and to the fall in circulation numbers. **Advertising revenues** fell by 12.6% (El País -12.6% and As -13.0%). Advertising in written press fell by 17.6%. Revenues on digital advertising grew by 8.0% in the first 9 months of 2013 and represented 24.0% of total advertising revenues in this division (19.5% as of September 2012).

Circulation revenues fell by 16.6%. The detail of this fall is explained in the following table:

	Jan- Sep 2013	Jan- Sep 2012	Chg. %
El País	296.065	334.132	(11,4%)
AS	160.744	184.056	(12,7%)
Cinco Días	29.110	30.948	(5,9%)

Source: Unaudited OJD as of September 2013

Circulation in **El País** fell by 11.4%, **As** fell by 12.7% and **Cinco Días** fell by 5.9%. In addition to the weakness in circulation shown by the written press sector, circulation at El País during 2012 was supported by a promotion which has not taken place in 2013. Promotions had a positive impact of 17 million Euros during the first 9 months of 2012, whilst in this year this impact has been 5 million Euros lower.

El País market share in the first nine months of 2013 remained at 30%

January – September 2013


Periódico 10%
Gaceta 2%
El País 30%
Vanguardia 16%
Razón 9%
ABC 14%
Mundo 18%

January – September 2012


Periódico 9%
Gaceta 3%
El País 30%
Vanguardia 15%
Razón 8%
ABC 16%
Mundo 19%

EBITDA in the first 9 months of 2013 was positive by 8.9 million Euros. Excluding the impact of extraordinaries EBITDA would have been positive in 12.6 million Euros.

Digital Area

The digital activities of the Group reached revenues of 56.81 million Euros, 50.0% increase compared to the first 9 months of 2012.

This growth is due to the **increase in digital advertising revenues** (which reached 25.69 million Euros or a 7.1% increase compared with a market fall of 4.5% of the market (according to i2P), the growth of **digital products** (+90.8%) corresponding to YOMVI and Planeo compensating the fall in **mobile services**.

The focus of the Group on the digital transformation of its businesses is clearly reflected in **increased traffic**, which has risen by 17% in the first nine months of 2013, mainly on the back of Prisa Television, Elpais.com and Cincodias.com as well as international Radio. The monthly average number of unique browsers of the Group's sites, in millions, changed as follows:



January - Sep 2012
January - Sep 2013
70,7
82,5
30,6
35,5
21,3
27,3
2,8
2,5
7,2
7,3
6,5
8,3
6,0
6,0
1,8
2,7
TOTAL
ELPAIS sites
AS sites
5Dias.com
Radio España
Radio Latam
Media Capital
Prisa TV

Fuente: *Omniture site catalyst, Netscope y Certifica.com.*
Note: *since 2011, includes web, mobile & app browsers*

The Group continues with its digital development in all its units with a very consumer-oriented model.

PRISA is the world's leading company in the cultural, educational, information and entertainment markets in Spanish and Portuguese, thanks to its multichannel offer of top quality products. It operates in 22 countries, reaching over 50 million users through its global brands, such as *El País*, 40 Principales, Canal+, Alfaguara and Santillana. As brand leader in mainstream press, free-to-air TV and pay TV, talk radio and music radio, education, and publishing, it is one of the most profitable media groups in the world, with an extraordinary range of assets.

For further information:

Grupo Prisa
Investor Relations Department
Avenida de los Artesanos, 6
28760, Tres Cantos, Madrid
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.com
www.prisa.com

APPENDIX

Appendix I. BALANCE SHEET

€ Million	ASSETS 09/30/2013	ASSETS 12/31/2012
FIXED ASSETS	**5.701,54**	**6.003,10**
Property, plan and equipment	270,87	296,42
Goodwill	3.133,68	3.359,72
Intangible assets	290,47	320,23
Long term financial investments	57,75	64,64
Investment in associates	599,95	612,21
Deferred tax assets	1.342,96	1.343,87
Other non current assets	5,86	6,01
CURRENT ASSETS	**1.741,26**	**1.655,65**
Inventories	242,31	270,31
Accounts receivable	1.398,79	1.252,02
Short term financial investments	27,65	20,06
Cash & cash equivalents	72,52	113,26
ASSETS HELD FOR SALE	**3,20**	**3,27**
TOTAL ASSETS	**7.446,00**	**7.662,01**

€ Million	LIABILITIES 09/30/2013	LIABILITIES 12/31/2012
SHAREHOLDERS EQUITY	**2.255,92**	**2.611,63**
Issued capital	105,27	99,13
Reserves	2.048,05	2.341,57
Income attributable to the parent company	(194,82)	(255,03)
Minority interest	297,42	425,95
NON CURRENT LIABILITIES	**2.074,91**	**3.331,78**
Long term financial debt	1.691,50	2.866,79
Other long term financial liabilities	109,08	158,66
Deferred tax liabilities	22,12	22,18
Provisions	235,18	254,02
Other non current liabilities	17,03	30,15
CURRENT LIABILITIES	**3.115,17**	**1.718,61**
Short term financial debt	1.650,27	205,47
Other current financial liabilities	52,80	43,29
Trade accounts payable	1.088,17	1.151,74
Other short term liabilities	251,48	244,90
Accrual accounts	72,45	73,21
TOTAL LIABILITIES	**7.446,00**	**7.662,01**

Appendix II. TOTAL NET FINANCIAL POSITION

€ Million		
NET DEBT	09/30/2013	12/31/2012
Prisa (includes Media Capital)	3.174,85	2.896,35
Canal +	66,75	42,58
Net financial debt	**3.241,60**	**2.938,93**
Other financial debt	125,10	144,44
Total net debt	**3.366,70**	**3.083,37**

"Other Financial Debt" includes:

- 120.614 million Euro liability from the obligation generated by the annual preferred dividend commitment to DLJ on the back of its 25% stake in Santillana, and
- 4.2 million Euro liability from the coupon for the holders of the convertible bonds issued in July 2012.

The evolution of Grupo Prisa's total Net Debt in the first nine months of 2013 is as follows:


Total net debt
3,083
33
146
47
18
22
18
3.367
31/12/2012
Variation of cash flows
Increase /(Ammort.) of debt
Accrued Interests
Other capitalized expenses
Operating leases reclassificatio n
Other
30/09/2013

"Accured Interests" mainly includes the accrued interests according to the existing agreements with the financial entities.

"Other capitalized expenses" includes mainly debt formalization costs.

"Operating leasing reclassification" includes a reclassification coming from the digital learning systems in Santillana.

And the rest of the concepts include mainly the Fx Impact, DLJ and others.

Appendix III. BREAKDOWN OF CAPEX

€ Million	CAPEX	Long term financial investments	JAN-SEP 2013	JAN-SEP 2012
Audiovisual	**44,61**	**0,51**	**45,11**	**49,26**
Canal+	43,60	0,51	44,10	46,61
Media Capital	1,01	---	1,01	2,64
Education- Publishing	**54,38**	**0,00**	**54,38**	**43,81**
Radio	**3,33**	**0,00**	**3,33**	**3,36**
Radio in Spain	1,08	---	1,08	1,60
International Radio	1,62	---	1,62	1,70
Music	0,64	---	0,64	0,05
Press	**1,81**	**0,00**	**1,81**	**2,88**
El País	1,73	---	1,73	1,06
AS	0,47	---	0,47	0,33
Cinco Días	0,14	---	0,14	0,08
Others	-0,53	0,00	-0,53	1,40
Others	**1,49**	**0,00**	**1,49**	**10,56**
Digital	0,73	---	0,73	10,22
Prisa	0,06	---	0,06	0,08
Other	0,70	---	0,70	0,27
Total	**105,62**	**0,51**	**106,13**	**109,87**

Appendix IV. CASH FLOW STATEMENT

		30/09/2013	30/09/2012	CH.
Financial investments and cash equivalents at beginning of period		133,32	154,65	
EBITDA		**227,77**	**403,29**	**(175,52)**
Provisions		(47,25)	(51,77)	4,52
Working Capital		(78,41)	(223,76)	145,35
Cash flow from operating activities	**(I)**	**102,11**	**127,76**	**(25,65)**
Capex		(105,62)	(104,48)	(1,14)
Disinvestments		0,27	0,43	(0,16)
Financial Investmens		2,41	0,62	1,79
Cash flow from investing activities	**(II)**	**(102,94)**	**(103,44)**	**0,50**
Warrants exercised		0,03	150,02	(149,99)
Convertible Bond issue		0,00	100,00	(100,00)
Increase/ammortization of debt with credit entities		145,53	(51,87)	197,41
Interests paid		(43,60)	(80,58)	36,98
Dividends paid		(3,80)	(35,66)	31,86
Dividends received		0,10	10,66	(10,56)
Other		(19,66)	(10,51)	(9,16)
Cash flow from financing activities	**(III)**	**78,60**	**82,06**	**(3,46)**
Taxes paid	**(IV)**	(47,42)	(37,13)	(10,29)
Media Capital Put	**(V)**	(24,25)	0,00	(24,25)
Other	**(VI)**	(39,26)	(63,83)	24,56
Variation of cash flows in the period (I)+(II)+(III)+(IV)+(V)+(VI)		**(33,15)**	**5,43**	**(38,58)**
Cash at end of period		100,16	160,08	

Appendix V. BREAKDOWN OF OPERATING REVENUE

Below is a breakdown of operating revenue by business line, business unit and geographical origin:

V.I. By business line


January-September 2013
January-September 2012
32%
9%
19%
27%
1%
5%
7%
34%
2%
20%
29%
2%
6%
8%
DTH Subscribers
Subscribers from other operators
Advertising
Books and Training
Audiovisual Producion
Newspapers and Magazines
Others

V.II. By business unit


January-September 2013
Press 10%
Audiovisual 50%
Education-Publishing 28%
Radio 12%


January-September 2012
Press 12%
Other 1%
Audiovisual 46%
Education-Publishing 29%
Radio 12%

Note. Most of the revenues in "Others" are compensated by the consolidation adjustments at Group level

V.III. By geographical origin

January-September 2013


33%
Spain
International
67%

January- September 2012


33%
67%

In the first nine months of 2013, 32.7% of revenues came from the international area, of which 63.5% came from Santillana, 18.5% from Media Capital and the rest mostly from international radio.

In the international area, revenue by country was as follows:

January- September 2013


Others 14%
Brasil 18%
Perú 4%
Portugal 20%
México 17%
Colombia 13%
Argentina 7%
Chile 7%

January- September 2012


Others 14%
Brasil 17%
Perú 6%
Portugal 21%
México 16%
Colombia 12%
Argentina 7%
Chile 7%

Revenue from the international area includes a noteworthy contribution by Brazil and Portugal (38% of total international). Revenues from Latin America remained flat (+0.6 or +9.9% at constant currency).

Appendix VI. FINANCIAL DATA BY BUSINESS UNIT

VI.I. Operating revenue

OPERATING REVENUES	JANUARY - SEPTEMBER		
€ Million	2013	2012	% Chg.
Audiovisual	**1.008,10**	**916,99**	**9,9%**
Canal+*	869,00	779,01	11,6%
Subscribers	651,51	673,29	(3,2%)
Advertising	20,31	13,54	50,0%
Others	197,18	92,17	113,9%
Media Capital	129,52	132,13	(2,0%)
Consolidation Adjustments and Other	9,58	5,85	63,7%
Education - Publishing	**562,86**	**581,84**	**(3,3%)**
Spain & Portugal	152,06	171,22	(11,2%)
Latam & USA	410,80	410,62	0,0%
Radio	**235,29**	**247,73**	**(5,0%)**
Radio in Spain	119,50	137,94	(13,4%)
International Radio	108,70	105,55	3,0%
Music	11,30	9,38	20,5%
Consolidation Adjustments	(4,21)	(5,14)	18,0%
Press	**200,15**	**239,46**	**(16,4%)**
El Pais	136,46	156,80	(13,0%)
AS	43,28	50,38	(14,1%)
Cinco Días	9,15	9,53	(3,9%)
Magazines	12,59	16,63	(24,3%)
Printing**	8,05	—	n.a.
Distribution***	0,00	12,37	n.a.
Consolidation Adjustments	(9,38)	(6,24)	(50,3%)
Other Revenues	**47,29**	**92,14**	**(48,7%)**
Prisa Brand Solutions	15,24	19,54	(22,0%)
Printing**	---	16,51	n.a.
Others****	32,05	56,09	(42,9%)
Consolidation Adjustments	**(42,46)**	**(80,62)**	**47,3%**
TOTAL	2.011,22	1.997,54	0,7%

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.
** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

*** Others include mainly the activities from Head Quarters.

VI.II. Advertising

ADVERTISING	JANUARY - SEPTEMBER		
€ Million	2013	2012	% Chg.
Audiovisual	**91,61**	**94,00**	**(2,5%)**
Canal+*	20,31	13,54	50,0%
Media Capital	71,30	80,46	(11,4%)
Radio	**214,74**	**225,87**	**(4,9%)**
Radio in Spain	111,74	127,24	(12,2%)
International Radio	102,91	98,57	4,4%
Music	0,15	0,13	18,8%
Consolidation Adjustments	(0,06)	(0,07)	11,3%
Press	**75,79**	**86,72**	**(12,6%)**
El Pais	53,51	61,25	(12,6%)
AS	12,58	14,46	(13,0%)
Cinco Días	5,04	5,08	(0,8%)
Magazines	4,50	6,06	(25,8%)
Consolidation Adjustments	0,16	(0,13)	---
Others	**0,16**	**0,59**	**(72,1%)**
Consolidation Adjustments	**(4,36)**	**(5,38)**	**19,0%**
TOTAL	**377,95**	**401,79**	**(5,9%)**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

VI.III. Operating Expenses

OPERATING EXPENSES	JANUARY - SEPTEMBER		
€ Million	2013	2012	% Chg.
Audiovisual	**1.032,06**	**858,09**	**20,3%**
Canal+*	918,19	687,59	33,5%
Media Capital	114,12	117,08	(2,5%)
Consolidation Adjustments and Other	(0,25)	53,42	(100,5%)
Education - Publishing	**489,49**	**475,77**	**2,9%**
Spain & Portugal	131,12	134,93	(2,8%)
Latam & USA	358,37	340,84	5,1%
Radio	**221,32**	**221,13**	**0,1%**
Radio in Spain	132,18	134,36	(1,6%)
International Radio	82,65	82,07	0,7%
Music	10,71	9,84	8,9%
Consolidation adjustments	(4,22)	(5,13)	17,8%
Press	**201,59**	**239,20**	**(15,7%)**
El Pais	139,96	162,23	(13,7%)
AS	38,18	42,43	(10,0%)
Cinco Dias	9,66	10,27	(5,9%)
Magazines	14,66	18,48	(20,6%)
Printing**	8,24	---	---
Distribution***	0,00	12,23	n.a.
Consolidation Adjustments	(9,10)	(6,43)	(41,5%)
Other Expenses	**73,17**	**125,77**	**(41,8%)**
Prisa Brand Solutions	14,39	19,21	(25,1%)
Printing**	0,00	19,79	---
Others****	58,79	86,77	(32,2%)
Consolidation Adjustments	**165,64**	**(78,22)**	**---**
TOTAL	**2.183,28**	**1.841,74**	**18,5%**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

*** Others include mainly the activities from Head Quarters.

VI.IV. EBITDA

EBITDA

€ Million	JANUARY - SEPTEMBER		
	2013	2012	% Chg.
Audiovisual	**56,35**	**196,36**	**(71,3%)**
% margin	**5,6%**	**21,4%**	
Canal+*	22,71	163,25	(86,1%)
% margin	2,6%	21,0%	
Media Capital	22,72	23,90	(5,0%)
% margin	17,5%	18,1%	
Consolidation Adjustments and Ot	10,92	9,21	18,6%
Education - Publishing	**151,56**	**182,01**	**(16,7%)**
% margin	**26,9%**	**31,3%**	
Spain&Portugal	54,347	70,449	(22,9%)
% margin	35,7%	41,1%	
Latam & USA	97,22	111,56	(12,9%)
% margin	23,7%	27,2%	
Radio	**27,49**	**40,39**	**(31,9%)**
% margin	**11,7%**	**16,3%**	
Radio in Spain	(4,5)	11,31	(139,8%)
% margin	(3,8%)	8,2%	
International Radio	31,18	29,25	6,6%
% margin	28,7%	27,7%	
Music	0,799	(0,18)	---
% margin	7,1%	(1,9%)	
Press	**8,90**	**10,85**	**(18,0%)**
% margin	**4,4%**	**4,5%**	
El Pais	2,82	3,01	(6,2%)
% margin	2,1%	1,9%	
AS	5,95	9,10	(34,5%)
% margin	13,8%	18,1%	
Cinco Dias	(0,2)	(0,5)	66,9%
% margin	(1,7%)	(4,9%)	
Magazines	(1,9)	(1,6)	(17,5%)
% margin	(14,8%)	(9,6%)	
Printing**	2,38	---	n.a.
% margin	29,6%	---	
Distribution***	0,00	0,59	n.a.
% margin	n.a.	4,8%	
Others	**(16,53)**	**(26,32)**	**37,2%**
Prisa Brand Solutions	1,406	0,675	108,3%
% margin	9,2%	3,5%	
Printing**	---	1,18	---
% margin	---	7,1%	
Others****	(17,94)	(28,17)	36,3%
TOTAL	**227,77**	**403,29**	**(43,5%)**
% margin	**11,3%**	**20,2%**	

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

**** Others include mainly the activities from Head Quarters.

VI.V. EBIT

EBIT

€ Million	JANUARY - SEPTEMBER 2013	2012	% Chg.
Audiovisual	**(23,97)**	**58,90**	**(140,7%)**
% margin	**(2,4%)**	**6,4%**	
Canal+*	(49,19)	91,42	(153,8%)
% margin	(5,7%)	11,7%	
Media Capital	15,39	15,05	2,3%
% margin	11,9%	11,4%	
Consolidation Adjustments and Other	9,83	(47,6)	120,7%
Education - Publishing	**73,37**	**106,07**	**(30,8%)**
% margin	**13,0%**	**18,2%**	
Spain&Portugal	20,94	36,29	(42,3%)
% margin	13,8%	21,2%	
Latam&USA	52,43	69,78	(24,9%)
% margin	12,8%	17,0%	
Radio	**13,97**	**26,60**	**(47,5%)**
% margin	**5,9%**	**10,7%**	
Radio in Spain	(12,67)	3,58	---
% margin	(10,6%)	2,6%	
International Radio	26,05	23,48	10,9%
% margin	24,0%	22,2%	
Music	0,59	(0,45)	---
% margin	5,2%	(4,8%)	
Press	**(1,45)**	**0,26**	**---**
% margin	**(0,7%)**	**0,1%**	
El Pais	(3,50)	(5,43)	35,7%
% margin	(2,6%)	(3,5%)	
AS	5,10	7,95	(35,9%)
% margin	11,8%	15,8%	
Cinco Dias	(0,50)	(0,74)	32,1%
% margin	(5,5%)	(7,8%)	
Magazines	(2,07)	(1,87)	(11,0%)
% margin	(16,4%)	(11,2%)	
Printing**	(0,19)	---	n.a.
% margin	(2,4%)	---	
Distribution***	0,00	0,15	n.a.
% margin	n.a.	1,2%	
Others	**(233,99)**	**(36,03)**	**---**
Prisa Brand Solutions	0,85	0,34	151,8%
% margin	5,6%	1,7%	
Printing**	---	(3,28)	---
% margin	---	(19,9%)	---
Others****	(234,84)	(33,09)	---
TOTAL	**(172,06)**	**155,80**	**---**
% margin	**-8,6%**	**7,8%**	

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

**** Others include mainly the activities from Head Quarters.

Appendix VII. QUARTERLY FINANCIAL DATA BY BUSINESS UNIT

VII.I. Operating revenue

	2013			2012			%Chg.2013/2012		
€ Million	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Audiovisual	**341,40**	**342,36**	**324,35**	**294,53**	**299,47**	**322,99**	**15,9%**	**14,3%**	**0,4%**
Canal+*	300,61	292,68	275,72	253,92	246,47	278,61	18,4%	18,7%	(1,0%)
Subscribers	225,72	219,00	206,79	228,71	224,09	220,50	(1,3%)	(2,3%)	(6,2%)
Advertising	8,03	7,69	4,59	4,33	4,55	4,67	85,8%	69,1%	(1,7%)
Others	66,85	65,99	64,34	20,89	17,83	53,45	—	—	20,4%
Media Capital	39,26	48,10	42,16	40,05	50,87	41,22	(2,0%)	(5,5%)	2,3%
Consolidation Adjustments and Ot	1,53	1,58	6,47	0,56	2,13	3,16	171,1%	(25,7%)	104,6%
Education - Publishing	**200,35**	**150,01**	**212,50**	**192,44**	**142,87**	**246,53**	**4,1%**	**5,0%**	**(13,8%)**
Spain & Portugal	5,47	55,62	90,97	7,31	47,49	116,42	(25,2%)	17,1%	(21,9%)
Latam & USA	194,88	94,39	121,53	185,13	95,38	130,12	5,3%	(1,0%)	(6,6%)
Radio	**69,51**	**85,83**	**79,95**	**78,97**	**90,58**	**78,19**	**(12,0%)**	**(5,2%)**	**2,3%**
Radio in Spain	36,81	45,22	37,48	48,86	52,20	36,88	(24,7%)	(13,4%)	1,6%
International Radio	30,48	37,83	40,39	29,97	36,17	39,40	1,7%	4,6%	2,5%
Music	3,77	4,20	3,32	1,79	4,06	3,53	110,4%	3,6%	(5,8%)
Consolidation Adjustments	(1,55)	(1,42)	(1,24)	(1,66)	(1,85)	(1,63)	6,5%	23,1%	23,7%
Press	**66,68**	**69,82**	**63,65**	**86,15**	**82,87**	**70,43**	**(22,6%)**	**(15,8%)**	**(9,6%)**
El Pais	45,12	47,88	43,46	58,61	53,38	44,81	(23,0%)	(10,3%)	(3,0%)
AS	14,21	13,90	15,16	16,34	17,72	16,31	(13,0%)	(21,6%)	(7,1%)
Cinco Dias	3,11	3,34	2,71	3,54	3,66	2,33	(12,2%)	(8,8%)	16,4%
Magazines	4,71	5,07	2,82	5,52	6,03	5,08	(14,8%)	(15,9%)	(44,5%)
Printing**	2,77	2,65	2,62	—	—		—	—	
Distribution***	0,00	0,00	0,00	4,13	4,31	3,93	(100,0%)	(100,0%)	(100,0%)
Ajustes de consolidación	(3,24)	(3,02)	(3,12)	(1,99)	(2,22)	(2,03)	(62,8%)	(36,0%)	(53,7%)
Other Revenues	**14,61**	**16,90**	**15,78**	**24,02**	**38,94**	**29,19**	**(39,2%)**	**(56,6%)**	**(45,9%)**
	0,00	0,00	0,00		0,00	0,00	—	—	—
Prisa Brand Solutions	5,01	5,03	5,20	6,54	6,56	6,44	(23,4%)	(23,4%)	(19,2%)
Impresión**	—	—	—	—	13,70	2,81	—	—	—
Otros****	10,21	11,26	10,58	17,48	18,67	19,94	(41,6%)	(39,7%)	(46,9%)
Consolidation adjustments	**(13,18)**	**(15,57)**	**(13,70)**	**(24,55)**	**(28,70)**	**(27,38)**	**46,3%**	**45,7%**	**49,9%**
TOTAL	**678,75**	**649,95**	**682,53**	**651,56**	**626,03**	**719,95**	**4,2%**	**3,8%**	**(5,2%)**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

**** Others include mainly the activities from Head Quarters.

VII.II. Advertising

ADVERTISING

€ Million	2013			2012			%Chg 2013/2012		
	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Audiovisual	**30,39**	**33,87**	**27,35**	**29,62**	**36,85**	**27,53**	**2,6%**	**(8,1%)**	**(0,7%)**
Canal+	8,03	7,69	4,59	4,33	4,55	4,67	85,8%	69,1%	(1,7%)
Media Capital	22,36	26,18	22,76	25,29	32,31	22,86	(11,6%)	(19,0%)	(0,4%)
Radio	**63,25**	**78,46**	**73,04**	**71,73**	**82,19**	**71,95**	**(11,8%)**	**(4,5%)**	**1,5%**
Radio in Spain	34,44	42,37	34,94	44,40	48,30	34,55	(22,4%)	(12,3%)	1,1%
International Radio	28,82	36,04	38,05	27,36	33,85	37,37	5,4%	6,5%	1,8%
Music	0,05	0,05	0,06	0,04	0,05	0,04	29,7%	(9,8%)	45,0%
Consolidation adjustments	(0,06)	(0,00)	(0,01)	(0,06)	(0,01)	(0,00)	5,1%	66,7%	---
Press	**24,48**	**29,48**	**21,83**	**30,92**	**35,24**	**20,56**	**(20,8%)**	**(16,3%)**	**6,2%**
El Pais	17,26	21,02	15,24	22,47	24,32	14,47	(23,2%)	(13,5%)	5,3%
AS	3,83	4,50	4,26	4,54	6,29	3,63	(15,6%)	(28,5%)	17,2%
Cinco Días	1,71	1,99	1,34	2,02	2,15	0,91	(15,4%)	(7,4%)	47,1%
Magazines	1,69	1,87	0,94	1,96	2,54	1,56	(14,3%)	26,0%	(40,0%)
Consolidation adjustments	0,01	0,09	0,06	(0,07)	(0,05)	(0,01)	114,3%	---	---
Others	**0,08**	**0,05**	**0,03**	**0,24**	**0,39**	**(0,04)**	**(65,0%)**	**87,6%**	**184,2%**
Consolidation adjustments	**(0,90)**	**(1,81)**	**(1,65)**	**(1,58)**	**0,03**	**(3,83)**	**43,1%**	**(1,9%)**	**56,8%**
TOTAL	**117,30**	**140,04**	**120,60**	**130,92**	**152,89**	**117,98**	**(10,4%)**	**(8,4%)**	**2,2%**

VII.III. Operating Expenses

€ Million	2013			2012			%Chg.2013/2012		
	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Audiovisual	**348,63**	**342,66**	**340,77**	**290,38**	**309,71**	**258,01**	**20,1%**	**10,6%**	**32,1%**
Canal+*	309,22	307,20	301,77	251,38	213,94	222,27	23,0%	43,6%	35,8%
Media Capital	38,69	36,98	38,46	38,66	41,37	37,06	0,1%	(10,6%)	3,8%
Consolidation Adjustments and (	0,72	(1,52)	0,54	0,34	54,40	(1,31)	113,3%	(102,8%)	141,3%
Education - Publishing	**155,34**	**161,49**	**172,66**	**136,42**	**145,60**	**193,75**	**13,9%**	**10,9%**	**(10,9%)**
Spain & Portugal	26,09	40,39	64,64	27,36	37,18	70,40	(4,6%)	8,7%	(8,2%)
Latam & USA	129,25	121,09	108,03	109,06	108,43	123,35	18,5%	11,7%	(12,4%)
Radio	**71,84**	**73,84**	**75,64**	**71,18**	**77,32**	**72,64**	**0,9%**	**(4,5%)**	**4,1%**
Radio in Spain	43,23	44,38	44,57	44,72	47,51	42,13	(3,3%)	(6,6%)	5,8%
International Radio	26,13	27,51	29,01	25,71	27,71	28,66	1,7%	(0,7%)	1,2%
Music	4,03	3,38	3,31	2,41	3,95	3,48	67,3%	(14,6%)	(4,9%)
Consolidation adjustments	(1,55)	(1,43)	(1,25)	(1,66)	(1,85)	(1,63)	6,6%	22,9%	23,4%
Press	**67,90**	**67,44**	**66,26**	**84,39**	**78,53**	**76,28**	**(19,5%)**	**(14,1%)**	**(13,1%)**
El Pais	46,40	46,66	46,90	58,68	52,49	51,06	(20,9%)	(11,1%)	(8,2%)
AS	12,93	12,59	12,66	13,96	14,33	14,13	(7,4%)	(12,2%)	(10,5%)
Cinco Dias	3,13	3,20	3,33	3,45	3,55	3,27	(9,3%)	(9,9%)	1,9%
Magazines	5,83	5,17	3,67	6,32	6,32	5,84	(7,8%)	(18,3%)	(37,1%)
Printing**	2,80	2,74	2,70						
Distribution***	0,00	0,00	0,00	4,10	4,13	4,00	(100,0%)	(100,0%)	(100,0%)
Consolidation adjustments	(3,19)	(2,91)	(3,00)	(2,11)	(2,30)	(2,02)	(51,1%)	(26,7%)	(48,2%)
Other Expenses	**26,53**	**25,75**	**20,90**	**37,46**	**53,41**	**34,90**	**(29,2%)**	**(51,8%)**	**(40,1%)**
Prisa Brand Solutions	4,77	5,14	4,48	7,20	6,96	5,05	(33,8%)	(26,1%)	(11,3%)
Printing**	0,00	0,00	0,00	—	15,72	4,08	—	—	—
Otros****	22,28	20,08	16,43	30,26	30,74	25,77	(26,4%)	(34,7%)	(36,3%)
Consolidation adjustments	**(14,69)**	**194,24**	**(13,90)**	**(23,47)**	**(31,70)**	**(23,06)**	**37,4%**	**—**	**39,7%**
TOTAL	656,07	864,89	662,33	596,36	632,87	612,52	10,0%	36,7%	8,1%

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

**** Others include mainly the activities from Head Quarters.

VII.IV. EBITDA

€ Million	2013			2012			%Chg.2013/2012		
	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Audiovisual	**19,81**	**27,72**	**8,82**	**30,91**	**72,46**	**92,99**	**(35,9%)**	**(61,7%)**	**(90,5%)**
% margin	**5,8%**	**8,1%**	**2,7%**	**10,5%**	**24,2%**	**28,8%**			
Canal+*	15,46	10,68	(3,4)	25,57	57,18	80,50	(39,5%)	(81,3%)	(104,3%)
% margin	5,1%	3,6%	(1,2%)	10,1%	23,2%	28,9%			
Media Capital	3,16	13,56	5,99	4,31	12,38	7,21	(26,6%)	9,5%	(16,9%)
% margin	8,1%	28,2%	14,2%	10,8%	24,3%	17,5%			
Consolidation Adjustments and Othe	1,191	3,476	6,256	1,03	2,89	5,280			
Education - Publishing	**62,01**	**10,17**	**79,39**	**69,55**	**13,36**	**99,10**	**(10,8%)**	**(23,9%)**	**(19,9%)**
% margin	**31,0%**	**6,8%**	**37,4%**	**36,1%**	**9,4%**	**40,2%**			
Spain&Portugal	(18,4)	20,33	52,45	(18,18)	14,59	74,04	(1,4%)	39,4%	(29,2%)
% margin	(337,0%)	36,6%	57,7%	(248,7%)	30,7%	63,6%			
Latam&USA	80,44	(10,2)	26,94	87,73	(1,23)	25,06	(8,3%)	—	7,5%
% margin	41,3%	(10,8%)	22,2%	47,4%	(1,3%)	19,3%			
Radio	**2,45**	**16,53**	**8,51**	**12,20**	**17,81**	**10,38**	**(79,9%)**	**(7,2%)**	**(18,0%)**
% margin	**3,5%**	**19,3%**	**10,6%**	**15,4%**	**19,7%**	**13,3%**			
Radio in Spain	(3,4)	3,53	(4,6)	6,77	7,27	(2,7)	(150,6%)	(51,5%)	(68,8%)
% margin	(9,3%)	7,8%	(12,3%)	13,9%	13,9%	(7,4%)			
International Radio	6,07	12,10	13,01	5,97	10,33	12,95	1,7%	17,1%	0,5%
% margin	19,9%	32,0%	32,2%	19,9%	28,6%	32,9%			
Music	(0,2)	0,90	0,09	(0,5)	0,19	0,15	63,8%	—	(40,9%)
% margin	(5,0%)	21,3%	2,7%	(28,8%)	4,6%	4,4%			
Press	**2,16**	**6,60**	**0,14**	**5,16**	**7,85**	**(2,2)**	**(58,2%)**	**(15,9%)**	**106,4%**
% margin	**3,2%**	**9,5%**	**0,2%**	**6,0%**	**9,5%**	**(3,1%)**			
El Pais	0,88	3,77	(1,8)	2,66	3,63	(3,3)	(67,1%)	3,7%	44,4%
% margin	1,9%	7,9%	(4,2%)	4,5%	6,8%	(7,3%)			
AS	1,57	1,67	2,72	2,75	3,80	2,55	(42,9%)	(56,0%)	6,5%
% margin	11,0%	12,0%	17,9%	16,8%	21,4%	15,6%			
Cinco Dias	0,02	0,42	(0,6)	0,19	0,20	(0,8)	(90,9%)	108,5%	30,6%
% margin	0,5%	12,6%	(21,8%)	5,3%	5,5%	(36,5%)			
Magazines	(1,06)	0,004	(0,82)	(0,7)	(0,21)	(0,67)	(48,1%)	101,9%	(22,0%)
% margin	(22,5%)	0,1%	(28,9%)	(12,9%)	(3,5%)	(13,1%)			
Printing**	0,804	0,808	0,767						
% margin	29,0%	30,5%	29,2%						
Distribution***	0,00	0,00	0,00	0,16	0,33	0,09	(100,0%)	(100,0%)	(100,0%)
% margin	—	—	—	3,9%	7,7%	2,4%			
Others	**(8,02)**	**(6,52)**	**(1,99)**	**(12,68)**	**(7,53)**	**(6,11)**	**36,8%**	**13,4%**	**67,4%**
Prisa Brand Solutions	0,325	0,31	0,775	(0,53)	(0,28)	1,489	160,9%	—	(48,0%)
% margin	0,065	6,1%	14,9%	(8,2%)	(4,3%)	23,1%			
Printing**	—	—	—	—	0,48	0,69			
% margin	—	—	—	—	3,5%	24,7%			
Others****	(8,344)	(6,83)	(2,77)	(12,15)	(7,73)	(8,29)	31,3%	11,7%	66,7%
TOTAL	**78,41**	**54,49**	**94,87**	**105,14**	**103,95**	**194,21**	**(25,4%)**	**(47,6%)**	**(51,2%)**
% margin	**11,6%**	**8,4%**	**13,9%**	**16,1%**	**16,6%**	**27,0%**			

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.
** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division
*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

**** Others include mainly the activities from Head Quarters.

VII.V. EBIT

€ Million	2013 Q1	2013 Q2	2013 Q3	2012 Q1	2012 Q2	2012 Q3	%Chg.2013/2012 Q1	%Chg.2013/2012 Q2	%Chg.2013/2012 Q3
Audiovisual	**(7,2)**	**(0,3)**	**(16,4)**	**4,16**	**(10,2)**	**64,88**	**—**	**97,0%**	**(126,3%)**
% margin	**(2,1%)**	**(0,1%)**	**(5,1%)**	**1,4%**	**(3,4%)**	**20,1%**			
Canal+*	(8,61)	(14,52)	(26,05)	2,55	32,53	56,34	—	(144,6%)	(146,2%)
% margin	(2,9%)	(5,0%)	(9,4%)	1,0%	13,2%	20,2%			
Media Capital	0,57	11,12	3,71	1,38	9,51	4,16	(59,2%)	16,9%	(10,9%)
% margin	1,4%	23,1%	8,8%	3,5%	18,7%	10,1%			
Consolidation Adjustments and Other	0,81	3,10	5,93	0,23	(52,3)	4,47			
Education - Publishing	**45,00**	**(11,5)**	**38,84**	**56,02**	**(2,73)**	**52,79**	**(19,7%)**	**—**	**(24,5%)**
% margin	**22,5%**	**(7,8%)**	**18,7%**	**28,1%**	**(1,8%)**	**21,4%**			
Spain&Portugal	(20,62)	15,23	26,33	(20,05)	10,32	46,02	(2,9%)	47,6%	(42,8%)
% margin	(377,1%)	27,4%	28,9%	(274,3%)	21,7%	39,5%			
Latam&USA	65,62	(26,70)	13,50	76,06	(13,05)	6,77	(13,7%)	(104,6%)	99,6%
% margin	33,7%	(28,3%)	11,1%	41,1%	(13,7%)	5,2%			
Radio	**(2,3)**	**11,89**	**4,31**	**7,79**	**13,28**	**5,55**	**(129,9%)**	**(9,6%)**	**(22,3%)**
% margin	**(3,4%)**	**14,0%**	**5,4%**	**9,9%**	**14,6%**	**7,1%**			
Radio in Spain	(6,42)	0,84	(7,10)	4,14	4,69	(5,25)	—	(82,1%)	(35,1%)
% margin	(17,4%)	1,9%	(18,9%)	8,5%	9,0%	(14,2%)			
International Radio	4,34	10,32	11,39	4,27	8,47	10,74	1,8%	21,9%	6,0%
% margin	14,3%	27,3%	28,2%	14,2%	23,4%	27,3%			
Music	(0,26)	0,83	0,02	(0,61)	0,11	0,05	58,1%	—	(66,0%)
% margin	(6,8%)	19,7%	0,5%	(34,2%)	2,6%	1,5%			
Press	**(1,2)**	**2,38**	**(2,8)**	**1,76**	**4,34**	**(5,8)**	**(168,9%)**	**(45,3%)**	**55,4%**
% margin	**(1,8%)**	**3,4%**	**(4,1%)**	**2,0%**	**5,2%**	**(8,3%)**			
El Pais	(1,27)	1,22	(3,44)	(0,07)	0,89	(6,25)	—	37,6%	45,0%
% margin	(2,8%)	2,5%	(7,9%)	(0,1%)	1,7%	(13,9%)			
AS	1,28	1,31	2,51	2,38	3,39	2,18	(46,2%)	(61,3%)	14,8%
% margin	9,0%	9,4%	16,5%	14,6%	19,1%	13,4%			
Cinco Dias	(0,02)	0,14	(0,63)	0,10	0,11	(0,94)	(118,9%)	29,9%	33,8%
% margin	(0,6%)	4,2%	(23,1%)	2,7%	2,9%	(40,6%)			
Magazines	(1,12)	(0,09)	(0,86)	(0,81)	(0,30)	(0,76)	(37,8%)	68,1%	(13,1%)
% margin	(23,8%)	(1,9%)	(30,4%)	(14,7%)	(4,9%)	(14,9%)			
Printing**	(0,03)	(0,09)	(0,07)	—	—				
% margin	(1,1%)	(3,3%)	(2,8%)	—	—				
Distribution***	0,00	0,00	0,00	0,04	0,18	(0,07)	(100,0%)	(100,0%)	100,0%
% margin	—	—	—	0,8%	4,2%	(1,8%)			
Others	**-11,56**	**(217,49)**	**(4,93)**	**(14,53)**	**(11,48)**	**(10,03)**	**20,4%**	**—**	**50,8%**
Prisa Brand Solutions	0,24	(0,11)	0,72	(0,66)	(0,39)	1,39	136,1%	71,9%	(48,0%)
% margin	4,8%	(2,2%)	13,9%	(10,1%)	(6,0%)	21,6%			
Printing**	—	—	—	—	(2,02)	(1,27)	—	—	—
% margin	—	—	—	—	(14,7%)	(45,1%)			
Others****	(11,80)	(217,38)	(5,65)	(13,87)	(9,07)	(10,15)	14,9%	—	44,3%
TOTAL	**22,87**	**(214,84)**	**20,20**	**55,20**	**(8,84)**	**107,44**	**(58,9%)**	**—**	**(81,2%)**
% margin	**3,3%**	**(33,1%)**	**3,0%**	**8,5%**	**(1,1%)**	**14,8%**			

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

*** Others include mainly the activities from Head Quarters.

Appendix VIII. OTHER SIGNIFICANT EVENTS

1) During the first nine months of 2013, as a result of the partial implementation of **the monetary capital increase**, PRISA increased its capital with 16,479 shares of class A common stock, corresponding to the twenty fifth to thirty-third PRISA warrant exercise periods (exercise of 16,479 warrants at a price of 2 euros per share).

   Also during the first nine months of 2013, **conversion rights** were exercised to convert a total of 38,038,976 class B shares into an equal number of Class A shares.

   Finally, during the first nine months of the year, 63,134,986 ordinary A shares were issued, corresponding to the payment of the minimum dividend accrued until the moment in which the B shares were converted.

2) On May 7th 2013, PRISA announced its plan for Prisa Televisión S.A.U. to be absorbed by PRISA (only shareholder), for its approval in the General Shareholder Meeting of 2013. The approval took place on June 22nd and will be effective on August 1st 2013.

Appendix IX. GROUP STRUCTURE

The Prisa Group's business activities are organized into the following groupings: **Audiovisual**, **Education-Publishing**, **Radio** and **Press.** Its **Digital** activity operates across all of these areas and supports this structure:

Audiovisual	Education	Radio	Press
- Prisa TV - Media Capital (2)	- Education - General Publishing	- Radio in Spain - International Radio - Gran Vía Musical	- El País - As - Cinco Días - Magazines (3)(4) - Dédalo (1)

Since 2013, the **Distribution** business is classified as Discontinued Operations in the Press divisions, whilst in 2012 it was included in the Press Division through Global Consolidation. In September 2013, the Distribution division was sold.

(1): Additionally, the Printing division, **Dédalo**, since April 1st 2012 was integrated through Global consolidation at Group Level (compared to equity consolidation before April 2012). Since the beginning of 2013 it is integrated in the Press Division

(2): **Media Capital** is included in the Audiovisual division because, although it includes other activities, most of its revenue comes from TVI (free-to-air television) and Plural (audiovisual production).

(3): **Magazines:** since June 1st 2013, Magazines in Portugal are no longer consolidated in the Group.

(4): **Meristation**: Since May 1st 2013, Meristation consolidates at Press unit (Magazines). To this date, consolidates in Digital.

Appendix X. Pro forma reconciliation between EBITDA and EBIT for the first nine months of 2013 and 2012.

EBITDA as presented here in is an additional measurement of earnings that is not required by IFRS and is not presented in accordance with those standards. For that reason, below is a reconciliation between the EBITDA and the EBIT as required by IFRS:

(Thousands of euros) — JANUARY-SEPTEMBER

GRUPO PRISA	2013	2012
Adjusted EBITDA	**227.770**	**403.292**
Depreciation and amortization charge	(141.819)	(138.186)
Variation in operating allowances	(47.251)	(106.149)
Impairment losses of assets	(2.996)	(3.156)
Impairment losses of goodwill	(207.765)	0
Profit from operations	**(172.062)**	**155.801**

AUDIOVISUAL	2013	2012
Adjusted EBITDA	**56.351**	**196.357**
Depreciation and amortization charge	(70.160)	(74.961)
Variation in operating allowances	(10.182)	(62.495)
Impairment losses of assets	26	(3)
Impairment losses of goodwill	0	0
Profit from operations	**(23.965)**	**58.898**

Prisa TV	2013	2012
Adjusted EBITDA	**0**	**172.454**
Depreciation and amortization charge	0	(66.368)
Variation in operating allowances	0	(62.241)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**0**	**43.845**

Media Capital	2013	2012
Adjusted EBITDA	**22.716**	**23.903**
Depreciation and amortization charge	(7.185)	(8.593)
Variation in operating allowances	(103)	(254)
Impairment losses of assets	(35)	(3)
Impairment losses of goodwill	0	0
Profit from operations	**15.393**	**15.053**

Other	2013	2012
Adjusted EBITDA	**33.635**	**0**
Depreciation and amortization charge	(62.975)	0
Variation in operating allowances	(10.079)	0
Impairment losses of assets	61	0
Impairment losses of goodwill	0	0
Profit from operations	**(39.358)**	**0**

(Thousands of euros)	JANUARY-SEPTEMBER	
EDUCATION	**2013**	**2012**
Adjusted EBITDA	**151.564**	**182.011**
Depreciation and amortization charge	(45.624)	(36.564)
Variation in operating allowances	(30.628)	(37.123)
Impairment losses of assets	(1.946)	(2.252)
Impairment losses of goodwill	0	0
Profit from operations	**73.366**	**106.072**

RADIO	**2013**	**2012**
Adjusted EBITDA	**27.490**	**40.386**
Depreciation and amortization charge	(9.820)	(10.342)
Variation in operating allowances	(3.701)	(3.443)
Impairment losses of assets	0	(1)
Impairment losses of goodwill	0	0
Profit from operations	**13.969**	**26.600**

Radio in Spain	**2013**	**2012**
Adjusted EBITDA	**(4.496)**	**14.037**
Depreciation and amortization charge	(6.245)	(6.245)
Variation in operating allowances	(1.934)	(1.508)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(12.675)**	**6.284**

International Radio	**2013**	**2012**
Adjusted EBITDA	**31.181**	**29.965**
Depreciation and amortization charge	(3.361)	(3.817)
Variation in operating allowances	(1.773)	(1.937)
Impairment losses of assets	0	(1)
Impairment losses of goodwill	0	0
Profit from operations	**26.047**	**24.210**

Other	**2013**	**2012**
Adjusted EBITDA	**805**	**(3.616)**
Depreciation and amortization charge	(214)	(280)
Variation in operating allowances	6	2
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**597**	**(3.894)**

(Thousands of euros) — JANUARY-SEPTEMBER

PRESS	2013	2012
Adjusted EBITDA	**8.897**	**10.853**
Depreciation and amortization charge	(7.699)	(7.535)
Variation in operating allowances	(2.644)	(3.054)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(1.446)**	**264**

El País	2013	2012
Adjusted EBITDA	**2.819**	**3.006**
Depreciation and amortization charge	(4.596)	(6.343)
Variation in operating allowances	(1.718)	(2.095)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(3.495)**	**(5.432)**

AS	2013	2012
Adjusted EBITDA	**5.954**	**9.095**
Depreciation and amortization charge	(316)	(514)
Variation in operating allowances	(539)	(628)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**5.099**	**7.953**

Cinco Días	2013	2012
Adjusted EBITDA	**(153)**	**(462)**
Depreciation and amortization charge	(98)	(236)
Variation in operating allowances	(253)	(44)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(504)**	**(742)**

Distribution(*)	2013	2012
Adjusted EBITDA	**0**	**589**
Depreciation and amortization charge	0	(333)
Variation in operating allowances	0	(111)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**0**	**145**

Other	2013	2012
Adjusted EBITDA	**277**	**(1.375)**
Depreciation and amortization charge	(2.689)	(109)
Variation in operating allowances	(134)	(176)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(2.546)**	**(1.660)**

OTHER	2013	2012
Adjusted EBITDA	**(16.532)**	**(26.315)**
Depreciation and amortization charge	(8.516)	(8.784)
Variation in operating allowances	(96)	(34)
Impairment losses of assets	(1.076)	(900)
Impairment losses of goodwill	(207.765)	0
Profit from operations	**(233.985)**	**(36.033)**

(*) Distribution is sold in September 2013